SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               RESPONSE USA, INC.
                                (Name of Issuer)

                         Common Stock, $0.008 Par Value
                         (Title of Class of Securities)

                                  761235506000
                                 --------------
                                 (CUSIP Number)



                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400

                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 13, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  000089365P1                         Page   2 of 10
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         TJS Partners, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  /  /
                                                 (b)  /  /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                    /  /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
     NUMBER OF         7        SOLE VOTING POWER          762,150
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY
     OWNED BY          8        SHARED VOTING POWER        0
                    -----------------------------------------------------------
       EACH
     REPORTING         9        SOLE DISPOSITIVE POWER     762,150
                    -----------------------------------------------------------
    PERSON WITH
                      10        SHARED DISPOSITIVE POWER   0
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        762,150
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                        /  /
-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.0580%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  000089365P1                                 Page 3 of 10
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         TJS Management, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)  /  /
                                                    (b)  /  /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            /  /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER             0
         SHARES
                        -------------------------------------------------------
      BENEFICIALLY
        OWNED BY           8        SHARED VOTING POWER          762,150
                        -------------------------------------------------------
          EACH
        REPORTING          9        SOLE DISPOSITIVE POWER        0
                        -------------------------------------------------------
       PERSON WITH
                          10        SHARED DISPOSITIVE POWER  762,150
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         762,150
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       /  /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0580%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  000089365P1                                   Page   4 of 10
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         TJS Corporation
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                              (a)  /  /
                                              (b)  /  /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  /  /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER            0
       SHARES
                    -----------------------------------------------------------
    BENEFICIALLY
      OWNED BY          8        SHARED VOTING POWER          762,150
                    -----------------------------------------------------------
        EACH
      REPORTING         9        SOLE DISPOSITIVE POWER       0
                    -----------------------------------------------------------
     PERSON WITH
                       10        SHARED DISPOSITIVE POWER    762,150
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         762,150
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                  /  /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0580%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  000089365P1                                      Page   5 of 10
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Thomas J. Salvatore
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)  /  /
                                                 (b)  /  /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  /  /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------------------------------------------------------------------------------
     NUMBER OF            7       SOLE VOTING POWER             0
       SHARES
                        -------------------------------------------------------
    BENEFICIALLY
      OWNED BY            8       SHARED VOTING POWER          762,150
                        -------------------------------------------------------
        EACH
     REPORTING            9       SOLE DISPOSITIVE POWER       0
                        -------------------------------------------------------
    PERSON WITH
                         10       SHARED DISPOSITIVE POWER    762,150
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         762,150
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                             /  /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0580%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated June 29, 1998, as heretofore amended by Schedule 13D/A, Amendment No. 1 dated August 7, 1998 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.008 par value (the "Shares"), of RESPONSE USA, Inc., a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D/A, Amendment No. 2 relates to the Shares of the Company.

     The address of the Company's principal executive offices is 11-H Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS PARTNERS, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated as follows:

     On February 5, 1998, the Partnership acquired 150,000 Shares. Between May 29, 1998 and August 7, 1998, the Partnership acquired an aggregate of 473,500 Shares for an aggregate purchase price (excluding commissions) of approximately $ 2,929,958.19. Between August 8, 1998 and the date hereof, the Partnership has acquired an aggregate of 138,650 Shares for an aggregate purchase price (excluding commissions) of approximately $821,613.80. The source of funds for the purchase of such Shares was the working capital of the Partnership.

ITEM 4. PURPOSE OF TRANSACTION.

     The Partnership's intention for acquiring the Shares and its present intention for holding the Shares is for investment purposes. The Partnership may, depending upon market conditions and other factors, acquire additional Shares in the future or effect other transactions which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

     Except as set forth above, none of the Filing Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated as follows:

     As of the date of this statement, the Partnership is the direct beneficial owner of 762,150 Shares which constituted approximately 12.0580% of the 6,320,690 Shares outstanding as of March 31, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     TJS Management, L.P. and Thomas J. Salvatore, in their respective capacities as general partners of the Partnership, and each of TJS Corporation and Mr. Salvatore, in their respective capacities as general partners of TJS Management, L.P., may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Securities Act of 1933, as amended) the Shares owned by the Partnership. Each of such persons disclaims beneficial ownership of such Shares except to the extent of its or his pecuniary interest in therein. In addition, each of such persons may be deemed to share with the Partnership the power to vote or direct the vote and to dispose or to direct the disposition of the Shares owned beneficially by the Partnership.

     Schedule A hereto describes transactions in the Shares effected during the 60 days preceding August 13, 1998 and subsequently to the date hereof.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 1998


                                    TJS PARTNERS, L.P.

                                      By: TJS MANAGEMENT, L.P., as
                                          General Partner


                                           By: /s/ Thomas J. Salvatore
                                              ------------------------------
                                                   Thomas J. Salvatore, as
                                                   General Partner


                                    TJS MANAGEMENT, L.P.


                                      By: /s/ Thomas J. Salvatore
                                         ----------------------------------
                                             Thomas J. Salvatore, as
                                             General Partner


                                    TJS CORPORATION


                                      By: /s/ Thomas J. Salvatore
                                         ---------------------------------
                                             Thomas J. Salvatore
                                             President


                                         /s/ Thomas J. Salvatore
                                         ---------------------------------
                                             Thomas J. Salvatore

                                                               Schedule A


The following table sets forth certain information concerning the Shares purchased by the Partnership during the 60 days preceding July 28, 1998 and subsequently to the date hereof. All purchases were made through brokerage transactions on the American Stock Exchange.


                                                              APPROXIMATE
                                                              PURCHASE PRICE
                                                              PER SHARE
                               NO. OF SHARES                  (EXCLUSIVE OF
DATE OF PURCHASE               PURCHASED                      COMMISSIONS)
----------------               -------------                  -------------

6/12/98                           26,100                          $ 6.1923
6/15/98                           10,500                          $ 6.125
6/16/98                           10,500                          $ 6.25
6/17/98                            1,000                          $ 6.25
6/18/98                            1,000                          $ 6.25
6/22/98                            6,000                          $ 6.25
6/23/98                            8,500                          $ 6.25
6/23/98                            6,000                          $ 6.25
6/25/98                            4,000                          $ 6.25
6/26/98                            5,400                          $ 6.25
7/2/98                             2,500                          $ 6.25
7/3/98                             1,800                          $ 6.25
7/27/98                           26,000                          $ 6.25
7/28/98                           19,600                          $ 6.25
7/29/98                           50,000                          $ 6.3125
8/3/98                             4,800                          $ 6.2917
8/4/98                            39,900                          $ 6.2635
8/5/98                            25,000                          $ 6.1875
8/10/98                           16,000                          $ 6.00
8/11/98                           19,650                          $ 5,8659
8/12/98                           24,800                          $ 5.875
8/13/98                           28,200                          $ 5.8698
8/14/98                           25,000                          $ 5.845